UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

February 28, 2017

Global Pharma Labs, Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-4041872
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

433 Estudillo Ave., Suite 206

San Leandro, CA 94577

(Full mailing address of principal executive offices)

925-876-8832

(Issuer’s telephone number, including area code)

You should read the following, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Global Pharma Labs, Inc., a Delaware corporation:

Our cash balance is $2,660 as of February 28, 2017. Our cash balance is not sufficient to fund our limited level of operations for any period of time. We have been utilizing, and may continue to utilize, funds from Sylvester L. Crawford, our Chief Executive Officer, who has informally agreed to provide funds to allow us to pay for professional fees and related operating costs in the event that the Company has insufficient funds. Mr. Crawford does not have any formal commitment, arrangement or legal obligation to advance and/or loan funds to the company.

On November 22, 2016, we entered into a license agreement with our Chief Executive Officer Sylvester L. Crawford in which we were granted an exclusive license to develop, manufacture, and commercialize Mr. Crawford’s patents and applications related to the development of “OA-sys,” a product candidate for osteoarthritis that is currently in the early stage of development.

Currently, OA-sys is in the preclinical stage of development and is not FDA approved at this time.

In order to implement our plan of operations for the next twelve-month period, we require a minimum of $7,500,000 of funding. We plan to obtain this funding from the sale of shares of our common stock. We intend to sell these shares of common stock pursuant to our 1-A Registration Statement, qualified on February 13, 2017. At this time we intend to allocate these funds we seek to raise towards further developing OA-sys, achieving FDA approval, and getting OA-sys to market.

The Six Months Ended February 28, 2017

Operating Expenses: Operating expenses for the six months ended February 28, 2017 were $16,642. Operating expenses were comprised of general and and administrative expenses.

Net Loss: Net loss for the six months ended February 28, 2017 was ($16,642). This net loss was the result of general and administrative expenses.

Liquidity and Capital Resources

We had cash of $0 at August 31, 2016 and $2,660 at February 28, 2017. Our capital needs have primarily been met by our Chief Executive Officer Sylvester L. Crawford. We will have additional capital requirements during 2017. We do not expect to be able to satisfy our cash requirements in the near term as we have no current revenue stream. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future, especially due to the fact that we have significant steps to take to get our product OA-sys to market.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans February 28, 2017.

The Company’s stock based compensation was $0 for the six months ended February 28, 2017 and $5,050 from August 29, 2016 (date of inception) through August 31, 2016.

Item 2.  Other Information

None.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Global Pharma Labs, Inc.

Balance Sheets as of February 28, 2017 (Unaudited) and August 31, 2016 (Audited)	4

Statements of Operations for the Six Months Ended February 28, 2017 (Unaudited)	5

Statements of Cash Flows for the Six Months Ended February 28, 2017 (Unaudited)	6

Notes to Unaudited Financial Statements	7 to 10

Global Pharma Labs, Inc.
Balance Sheet

	As of February 28, 2017	As of August 31, 2016
	(Unaudited)	(Audited)

ASSETS

Cash	$2,660	$-

Total ASSETS	$2,660	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Accrued expenses	$5,550	$5,113
Total Current Liabilities	5,550	5,113
TOTAL LIABILITIES	5,550	5,113

Stockholders’ Deficit
Preferred stock ($.0001 par value, 20,000,000 shares authorized, no shares issued and outstanding as of February 28, 2017 and August 31, 2016)	-	-

Common stock ($.0001 par value, 100,000,000 shares authorized , 50,500,000 shares issued and outstanding as of February 28, 2017 and August 31, 2016)	5,050	5,050
Additional Paid-in Capital	38,865	20,000
Accumulated Deficit	(46,805)	(30,163)
Total Stockholders' Deficit	(2,890)	(5,113)
TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$2,660	$-

The accompanying notes are an integral part of these financial statements.

The balance sheet of the Company at February 28, 2017 and the statement of operations for the six-month period ending February 28, 2017 on the following page(s) have been prepared by management and have not been audited or reviewed by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Global Pharma Labs, Inc.
Statement of Operations

For six months ended February 28, 2017

Operating expenses

General and administrative expenses	$16,642
Total operating expenses	16,642

Net loss	$(16,642)

Net loss per common share

Basic and Diluted net loss per common share	$(0.00)

Weighted average number of common shares outstanding - Basic and Diluted	50,500,000

The accompanying notes are an integral part of these financial statements.

The financial statements in regards to the six-month period ending February 28, 2017 have been prepared by management and have not been audited by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Global Pharma Labs, Inc.
Statement of Cash Flows

For the six months ended February 28, 2017

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(16,642)
Adjustments to reconcile net loss to net cash used in operating activities:

Expenses contributed to capital	18,865
Stock-based compensation	-

Changes in current assets and liabilities:

Accounts payable	-
Accrued expenses	437

Net cash used in operating activities	2,660

Increase (decrease) in cash	2,660
Beginning cash balance	-
Ending cash balance	$2,660

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$-
Income taxes paid	$-

The accompanying notes are an integral part of these financial statements.

The financial statements in regards to the six-month period ending February 28, 2017 have been prepared by management and have not been audited by an independent certified public accounting firm. The accompanying notes are an integral part of these financial statements.

Global Pharma Labs, Inc.

Notes to the financial statements

Note 1 - Organization and Description of Business

Global Pharma Labs, Inc., a Delaware corporation (“the Company”) was incorporated under the laws of the State of Delaware on August 29, 2016 with the name Global Pharma Labs, Inc.

The Company has elected August 31st as its year end.

The Company is a biopharmaceutical company developing new medicine.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at February 28, 2017 and August 31, 2016 were $2,660 and $0, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes.”  Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the enactment occurs.  A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. No deferred tax assets or liabilities were recognized at February 28, 2017.

Basic Earnings (Loss) Per Share

The Company computes basic and diluted earnings (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

The Company does not have any potentially dilutive instruments as of February 28, 2017 and, thus, anti-dilution issues are not applicable.

Fair Value of Financial Instruments

The Company’s balance sheet includes certain financial instruments. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization.

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of February 28, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued expenses.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.”  Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable:  (a) the goods or services received; or (b) the equity instruments issued.  The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans as of February 28, 2017.

The Company’s stock based compensation from August 29, 2016 (date of inception) through August 31, 2016 was $5,050. Stock based compensation for the six months ended February 28, 2017 was $0.

Recently Issued Accounting Pronouncements

Except for rules and interpretive releases of the SEC under authority of federal securities laws and a limited number of grandfathered standards, the FASB Accounting Standards Codification™ (“ASC”) is the sole source of authoritative GAAP literature recognized by the FASB and applicable to the Company.

We have reviewed the FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

Note 3 - Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business.

The Company demonstrates adverse conditions that raise substantial doubt about the Company's ability to continue as a going concern for one year following the issuance of these financial statements. These adverse conditions are negative financial trends, specifically operating loss, working capital deficiency, and other adverse key financial ratios.

The Company has not established any source of revenue to cover its operating costs. Management plans to fund operating expenses with related party contributions to capital. There is no assurance that management's plan will be successful.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event that the Company cannot continue as a going concern.

Note 4 - Accrued Expenses

Accrued expenses totaled $5,550 as of February 28, 2017 and consisted primarily of professional fees.

Note 5 - Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has net carryfoward operating loss of ($41,755) which begins expiring twenty years from when it was incurred. The Company has adopted ASC 740, “Accounting for Income Taxes”, as of its inception. Pursuant to ASC 740 the Company is required to compute tax asset benefits for non-capital losses carried forward. The potential benefit of the net operating loss has not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the loss carried forward in future years.

Significant components of the Company’s deferred tax assets and liabilities as of February 28, 2017 after applying enacted corporate income tax rates, is net operating loss carryforward of $14,614 and a valuation allowance of $(14,614) which is a total deferred tax asset of $0.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in future years.

Note 6 - Commitments and Contingencies

The Company follows ASC 450-20, Loss Contingencies, to report accounting for contingencies.  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. There were no commitments or contingencies as of February 28, 2017.

Note 7 - Shareholder Equity

Preferred Stock

The authorized preferred stock of the Company consists of 20,000,000 shares with a par value of $0.0001. The Company had no shares of preferred stock issued and outstanding as of February 28, 2017.

Common Stock

The authorized common stock of the Company consists of 100,000,000 shares with a par value of $0.0001. On August 31, 2016 a total of 50,500,000 shares of common stock were issued at par value ($0.0001) as compensation for development of the company’s business plan as outlined in the table below (note: The issuances had nominal value and were arbitrarily issued at par value).

Name of Individual/Trust	Shares of Common Stock Issued
BGT Irrevocable Trust	11,000,000
LCMR Irrevocable Trust	17,000,000
Kuo Yan	17,000,000
DBT Irrevocable Trust	5,500,000
Total	50,500,000

The Company did not have any potentially dilutive instruments as of February 28, 2017 and, thus, anti-dilution issues are not applicable.

Additional Paid In Capital

During the period ended February 28, 2017, our Chief Executive Officer, Sylvester Crawford, paid $18,865 in operating expenses which is recorded as additional paid in capital.

During the period ended August 31, 2016, our Director paid $20,000 in operating expenses which is recorded as additional paid in capital.

Note 8 - Related-Party Transactions

Contributed Capital

As of February 28, 2017, our Director, Sylvester Crawford, has provided the Company contributed capital of $38,865.

Office Space

At this time our office space is provided to us rent free by our CEO and Director Sylvester Crawford. Our office space is located at 433 Estudillo Ave., Suite 206 San Leandro, CA 94577.

Note 9 - Subsequent Events

The Company has evaluated all subsequent events through the date these financial statements were issued, and determine that there were no subsequent events or transactions that require recognition or disclosures in the consolidated financial statements.

Item 4.  Exhibits

Exhibit No.	Description

1A-2A	Certificate of Incorporation dated August 23, 2016, as filed with the Delaware Secretary of State on August 29, 2016 *
1A-2B	By-laws *

 *Filed as an exhibit to our Offering Statement (1-A) on January 26, 2017.

SIGNATURES

 Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Pharma Labs, Inc.

Date:	April 20, 2017	By:	/s/ Sylvester L. Crawford
Sylvester L. Crawford, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sylvester L. Crawford	Chief Executive Officer	April 20, 2017
Sylvester L. Crawford	(Principal Executive Officer)

/s/ Sylvester L. Crawford	Chief Financial Officer and Chief Accounting Officer	April 20, 2017
Sylvester L. Crawford	(Principal Financial Officer and Principal Accounting Officer)